**EXHIBIT 99.2**

**ANNEX A**

**RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF COMPASS DIVERSIFIED HOLDINGS**

| Transacting Person | Date of Transaction | Description of Transaction | Shares Acquired | Price Per Share |
|---|---|---|---|---|
| ADW Capital Partners, L.P. | 01/22/2026 | Open Market Purchase | 1,000,000 | $5.86 |
| ADW Capital Partners, L.P. | 01/23/2026 | Open Market Purchase | 236,700 | $5.92 |
| ADW Capital Partners, L.P. | 01/26/2026 | Open Market Purchase | 75,020 | $6.16 |
| ADW Capital Partners, L.P. | 01/26/2026 | Open Market Purchase | 420,198 | $6.33 |
| ADW Capital Partners, L.P. | 02/5/2026 | Open Market Purchase | 1,082 | $6.35 |
| ADW Capital Partners, L.P. | 02/6/2026 | Open Market Purchase | 467,000 | $6.83 |
| ADW Capital Partners, L.P. | 02/9/2026 | Open Market Purchase | 200,746 | $7.07 |
| ADW Capital Partners, L.P. | 02/11/2026 | Open Market Purchase | 254 | $6.78 |
| ADW Capital Partners, L.P. | 02/13/2026 | Open Market Purchase | 219,000 | $6.45 |
| ADW Capital Partners, L.P. | 02/17/2026 | Open Market Purchase | 11,226 | $6.45 |
| ADW Capital Partners, L.P. | 02/17/2026 | Open Market Purchase | 680,000 | $6.92 |
| ADW Capital Partners, L.P. | 02/18/2026 | Open Market Purchase | 231,483 | $7.08 |
| ADW Capital Partners, L.P. | 02/19/2026 | Open Market Purchase | 207,291 | $7.21 |